APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Saltwater Bakeshop

Profit and Loss

January - December 2021

	TOTAL
Income	
Equipment Rental Income	700.00
Sales	-245.00
Sales - Retail	259,432.84
Sales - Wholesale	60,314.60
Total Sales	**319,502.44**
Uncategorized Income	5,000.00
Total Income	**$325,202.44**
Cost of Goods Sold	
Cost of Goods Sold	65,341.91
Total Cost of Goods Sold	**$65,341.91**
GROSS PROFIT	**$259,860.53**
Expenses	
Advertising & Marketing	2,647.18
Auto	91.00
Auto - Depreciation Expense	2,151.00
Auto - Fuel	2,431.49
Auto - Registration	602.00
Auto - Repairs & Maintanence	1,204.43
Auto Insurance	1,337.73
Total Auto	**7,817.65**
Bank Charges & Fees	50.81
Charitable Contributions	4,688.08
COVID Expenses	680.64
Equipment	4,805.45
Insurance	
Food Liability Insurance	399.00
Workers Compensation Insurance	2,263.50
Total Insurance	**2,662.50**
Interest Paid	2,276.25
Job Supplies	897.11
Legal & Professional Services	1,150.55
Meals & Entertainment	1,103.72
Medical Expense	610.00
Merchant Fees	
Square Fees	11.69
Total Merchant Fees	**11.69**
Office Supplies & Software	1,052.12
Other Business Expenses	1,011.67

Saltwater Bakeshop

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
Taxes	6,083.36
Wages	51,054.89
Total Payroll Expenses	**57,138.25**
QuickBooks Payments Fees	715.30
Rent & Lease	
Farmer's Market Booth Rent	3,946.99
Kitchen Rent	51,224.97
Total Rent & Lease	**55,171.96**
Shipping, Freight & Delivery	165.19
Taxes & Licenses	10,927.70
Travel	85.39
Uncategorized Expense	55.00
Utilities	1,879.41
Total Expenses	**$157,603.62**
NET OPERATING INCOME	**$102,256.91**
NET INCOME	**$102,256.91**

Saltwater Bakeshop

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	-1,220.99
CHASE BUS TOTAL SAV	0.00
TOTAL BUS CHK	88,337.71
Total Bank Accounts	**$87,116.72**
Accounts Receivable	
Accounts Receivable (A/R)	1,207.50
Total Accounts Receivable	**$1,207.50**
Other Current Assets	
Inventory	2,400.08
Inventory Asset	0.00
Uncategorized Asset	0.00
Undeposited Funds	741.26
Total Other Current Assets	**$3,141.34**
Total Current Assets	**$91,465.56**
Fixed Assets	
2020 Ford Transit Cargo Van	
Depreciation	-10,471.08
Total 2020 Ford Transit Cargo Van	**-10,471.08**
Machinery & Equipment	
Bread Rack	
Depreciation	-1,938.96
Original cost	5,000.00
Total Bread Rack	**3,061.04**
Total Machinery & Equipment	**3,061.04**
Van	
Original Cost	21,457.47
Total Van	**21,457.47**
Total Fixed Assets	**$14,047.43**
TOTAL ASSETS	**$105,512.99**

Saltwater Bakeshop

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
B. DUNN	6,655.55
Total Credit Cards	**$6,655.55**
Other Current Liabilities	
2015 Van Loan	13,260.95
California Department of Tax and Fee Administration Payable	1,173.60
Direct Deposit Payable	0.00
Equipment Rental Deposits	0.00
Kitchen Town Loan	0.00
Kiva Loan	1,061.09
Payroll Liabilities	
CA PIT / SDI	1,226.01
CA SUI / ETT	1,773.08
Federal Taxes (941/944)	17,029.17
Federal Unemployment (940)	-371.79
Total Payroll Liabilities	**19,656.47**
Undistributed Tips	0.00
Total Other Current Liabilities	**$35,152.11**
Total Current Liabilities	**$41,807.66**
Total Liabilities	**$41,807.66**
Equity	
Owner's Equity	
Owner's Investment	-20.00
Owner's Pay & Personal Expenses	-95,429.15
Total Owner's Equity	**-95,449.15**
Retained Earnings	56,897.57
Net Income	102,256.91
Total Equity	**$63,705.33**
TOTAL LIABILITIES AND EQUITY	**$105,512.99**

Saltwater Bakeshop

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	102,256.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,207.50
Inventory	-678.05
Uncategorized Asset	-535.69
B. DUNN (8408)	-482.82
2015 Van Loan	-3,336.31
California Department of Tax and Fee Administration Payable	0.00
Direct Deposit Payable	0.00
Kitchen Town Loan	-1,666.68
Kiva Loan	-3,333.31
Payroll Liabilities:CA PIT / SDI	836.75
Payroll Liabilities:CA SUI / ETT	1,834.58
Payroll Liabilities:Federal Taxes (941/944)	10,171.80
Payroll Liabilities:Federal Unemployment (940)	-541.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,061.07**
Net cash provided by operating activities	**$103,317.98**
INVESTING ACTIVITIES	
2020 Ford Transit Cargo Van:Depreciation	2,151.00
Net cash provided by investing activities	**$2,151.00**
FINANCING ACTIVITIES	
Owner's Equity:Owner's Pay & Personal Expenses	-46,446.67
Net cash provided by financing activities	**$ -46,446.67**
NET CASH INCREASE FOR PERIOD	**$59,022.31**
Cash at beginning of period	28,835.67
CASH AT END OF PERIOD	**$87,857.98**

Saltwater Bakeshop

Profit and Loss

January - December 2022

	TOTAL
Income	
Discount Income	-150.55
Equipment Rental Income	1,180.00
Sales	1,608.70
Sales - Custom	1,027.64
Sales - Retail	372,940.89
Sales - Wholesale	145,808.98
Total Sales	**521,386.21**
Sales of Product Income	1,104.26
Shipping Income	0.00
Total Income	**$523,519.92**
Cost of Goods Sold	
Cost of Goods Sold	107,615.96
Total Cost of Goods Sold	**$107,615.96**
GROSS PROFIT	**$415,903.96**
Expenses	
Advertising & Marketing	4,849.86
Auto	
Auto - Depreciation Expense	53,403.90
Auto - Fuel	3,157.18
Auto - Parking	15.00
Auto - Registration	365.00
Auto - Repairs & Maintanence	3,053.66
Auto Insurance	2,916.50
Total Auto	**62,911.24**
Bank Charges & Fees	120.42
Charitable Contributions	12,514.57
Dues and Subscriptions	2,106.99
Equipment	6,255.67
Insurance	1,887.44
Food Liability Insurance	399.00
Workers Compensation Insurance	4,779.17
Total Insurance	**7,065.61**
Interest Paid	3,212.02
Job Supplies	12,838.48
Legal & Professional Services	6,095.00
Meals & Entertainment	646.37
Medical Expense	147.00
Merchant Fees	
Square Fees	7,306.78
Total Merchant Fees	**7,306.78**

	TOTAL
Office Supplies & Software	5,062.54
Other Business Expenses	891.51
Payroll Expenses	1,304.31
Taxes	18,234.60
Wages	188,899.30
Total Payroll Expenses	**208,438.21**
QuickBooks Payments Fees	1,487.59
Reimbursable Expenses	444.80
Rent & Lease	448.40
Farmer's Market Booth Rent	3,448.63
Kitchen Rent	79,404.96
Total Rent & Lease	**83,301.99**
Shipping, Freight & Delivery	134.96
Taxes & Licenses	9,608.45
Travel	337.59
Utilities	1,799.39
Total Expenses	**$437,577.04**
NET OPERATING INCOME	**$ -21,673.08**
Other Income	
Gain/Loss on Disposition of Asset	13,795.17
Total Other Income	**$13,795.17**
NET OTHER INCOME	**$13,795.17**
NET INCOME	**$ -7,877.91**

Saltwater Bakeshop

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
CHASE BUS TOTAL SAV	0.00
TOTAL BUS CHK	47,292.43
Total Bank Accounts	**$47,292.43**
Accounts Receivable	
Accounts Receivable (A/R)	2,505.71
Total Accounts Receivable	**$2,505.71**
Other Current Assets	
Inventory	3,468.80
Inventory Asset	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$3,468.80**
Total Current Assets	**$53,266.94**
Fixed Assets	
2020 Ford Transit Cargo Van	
Depreciation	-52,122.34
Original Cost	52,122.34
Total 2020 Ford Transit Cargo Van	**0.00**
Machinery & Equipment	
Bread Rack	
Depreciation	-1,938.96
Original cost	5,000.00
Total Bread Rack	**3,061.04**
Total Machinery & Equipment	**3,061.04**
Van	
Original Cost	0.00
Total Van	**0.00**
Total Fixed Assets	**$3,061.04**
TOTAL ASSETS	**$56,327.98**

Saltwater Bakeshop

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Accounts Payable (A/P) (95)	0.00
Accounts Payable (A/P) (97)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
B. DUNN	5,911.99
Total Credit Cards	**$5,911.99**
Other Current Liabilities	
2015 Van Loan	0.00
California Department of Tax and Fee Administration Payable	0.00
Direct Deposit Payable	0.00
Equipment Rental Deposits	0.00
Kitchen Town Loan	0.00
Kiva Loan	0.00
Payroll Liabilities	0.00
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**0.00**
Tips	0.00
Undistributed Tips	0.00
Undistributed Tips 1	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$5,911.99**
Long-Term Liabilities	
2020 Van Loan	38,164.43
Total Long-Term Liabilities	**$38,164.43**
Total Liabilities	**$44,076.42**
Equity	
Owner's Equity	-4,500.00
Owner's Investment	-20.00
Owner's Pay & Personal Expenses	-134,505.01
Total Owner's Equity	**-139,025.01**
Retained Earnings	159,154.48

Saltwater Bakeshop

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-7,877.91
Total Equity	**$12,251.56**
TOTAL LIABILITIES AND EQUITY	**$56,327.98**

Saltwater Bakeshop

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,877.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,298.21
Inventory	-1,068.72
Accounts Payable (A/P)	0.00
Accounts Payable (A/P) (95)	0.00
Accounts Payable (A/P) (97)	0.00
B. DUNN (8408)	-743.56
2015 Van Loan	-13,260.95
California Department of Tax and Fee Administration Payable	-1,173.60
Direct Deposit Payable	0.00
Kiva Loan	-1,061.09
Payroll Liabilities	0.00
Payroll Liabilities:CA PIT / SDI	-1,226.01
Payroll Liabilities:CA SUI / ETT	-1,773.08
Payroll Liabilities:Federal Taxes (941/944)	-17,029.17
Payroll Liabilities:Federal Unemployment (940)	371.79
Tips	0.00
Undistributed Tips 1	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-38,262.60**
Net cash provided by operating activities	**$ -46,140.51**
INVESTING ACTIVITIES	
2020 Ford Transit Cargo Van:Depreciation	41,651.26
2020 Ford Transit Cargo Van:Original Cost	-52,122.34
Van:Original Cost	21,457.47
Net cash provided by investing activities	**$10,986.39**
FINANCING ACTIVITIES	
2020 Van Loan	38,164.43
Owner's Equity	-4,500.00
Owner's Equity:Owner's Pay & Personal Expenses	-39,075.86
Net cash provided by financing activities	**$ -5,411.43**
NET CASH INCREASE FOR PERIOD	**$ -40,565.55**
Cash at beginning of period	87,857.98
CASH AT END OF PERIOD	**$47,292.43**

I, Brittany Dunn-Holden, certify that:

1. The financial statements of Saltwater Bakeshop included in this Form are true and complete in all material respects; and
2. The tax return information of Saltwater Bakeshop included in this Form reflects accurately the information reported on the tax return for Saltwater Bakeshop for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _Brittany Dunn-Holden_____

Name: Brittany Dunn-Holden_____

Title: CEO_____